 Exhibit 12.1

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	For the Years Ended December 31,

	2014	2013	2012	2011	2010
Earnings:
Pretax income from continuing operations	$142,586	$69,694	$29,100	$5,243	$5,670
Fixed charges	301,010	231,178	105,926	4,837	9,611
Dividends distributed to shareholders	86,705	61,302	22,304	8,270	8,102

Equity investee adjustment	(2,324)	(185)	(38)	(174)	(64)

Non-controlling interest	-	-	97	(97)	-

Total Earnings	$527,977	$361,989	$157,389	$18,079	$23,319

Fixed Charges:
Interest expense	$301,010	$231,178	$105,926	$4,837	$9,611

Total Fixed Charges	301,010	231,178	105,926	4,837	9,611

Preferred stock dividends	5,812	3,568	-	-	-

Total Combined Fixed Charges and Preferred Stock Dividends	$306,822	$234,746	$105,926	$4,837	$9,611

Ratio of earnings to fixed charges	1.75	1.57	1.49	3.74	2.43

Ratio of earnings to combined fixed charges and preferred stock dividends	1.72	1.54	1.49	3.74	2.43

Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA